SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file numbers 1-2116

SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

(Full title of the Plan)

ARMSTRONG WORLD INDUSTRIES, INC.

2500 Columbia Avenue Lancaster, Pennsylvania 17604

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

Exhibits

Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SAVINGS AND INVESTMENT PLAN OF ARMSTRONG WORLD INDUSTRIES, INC.

March 20, 2008	By:	/s/ R. Scott Webster
R. Scott Webster, Secretary of the Retirement Committee

Item 1

Report of Independent Registered Public Accounting Firm

The Retirement Committee

Armstrong World Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan of Armstrong World Industries, Inc. (the Plan) as of September 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

March 20, 2008

Harrisburg, Pennsylvania

Item 2

SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Statements of Net Assets Available for Benefits

September 30, 2007 and 2006

	September 30,
	2007	2006
Assets:
Investments in master trust (see Note 2):
Shares of registered investment companies	$274,510,327	$228,236,952
Interest in common/collective trusts	126,665,301	133,785,683
Armstrong Holdings, Inc. Common Stock	1,127,342	91,644
Participant loans	5,588,728	4,932,406

Total investments in master trust	407,891,698	367,046,685
Investments in employee stock ownership funds (see Note 2):
Cash equivalents	—	5,386,169
Armstrong Holdings, Inc. Common Stock	—	263,631

Total investments in employee stock ownership funds	—	5,649,800
Interest and other receivables	—	23,726

Total assets	407,891,698	372,720,211

Liabilities:
Guaranteed ESOP notes	—	142,158,150
Interest and tax penalty	—	15,458,029
Accrued interest	—	179,206,268

Total liabilities	—	336,822,447

Net assets available for benefits	$407,891,698	$35,897,764

See accompanying notes to the financial statements.

Item 3

SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Statements of Changes in Net Assets Available for Benefits

Years Ended September 30, 2007 and 2006

	Year Ended September 30,
	2007	2006
Additions to net assets attributed to:
Employee contributions	$20,929,318	$21,174,403
Employer contributions	7,865,546	7,420,710

	28,794,864	28,595,113
Dividends	15,097,166	13,530,078
Interest on loans	313,914	253,374
Interest income	26,708	238,164
Net appreciation in fair value of investments	32,859,338	8,644,216
Net transfers from other employee benefit plans	1,087,499	433,154

	49,384,625	23,098,986

Total additions	78,179,489	51,694,099

Deductions from net assets attributed to:
Benefits paid to participants	42,869,864	47,409,177
Deemed distributions of participant loans	22,944	17,902
Fees	115,194	82,907
Interest expense	—	39,331,575

Total deductions	43,008,002	86,841,561

Net increase (decrease) before cancellation of ESOP notes	35,171,487	(35,147,462)
Cancellation of ESOP notes (Note 14)	336,822,447	—

Net increase (decrease) after cancellation of ESOP notes	371,993,934	(35,147,462)
Net assets available for benefits:
Beginning of year	35,897,764	71,045,226

End of year	$407,891,698	$35,897,764

See accompanying notes to the financial statements.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements

September 30, 2007 and 2006

(1)	Plan Description

The following description of the Savings and Investment Plan of Armstrong World Industries, Inc. (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan established for the purpose of providing participants a means for long-term savings intended for the accumulation of retirement income. The Plan, known as the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. prior to March 1, 2005, was comprised of two parts—Retirement Savings Plan and Employee Stock Ownership Plan (ESOP). Each part has its own set of participant accounts and investment funds. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On December 6, 2000 Armstrong World Industries, Inc. (“AWI”) filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware in order to use the court-supervised reorganization process to achieve a resolution of its asbestos-related liability. On December 6, 2000 Armstrong filed a motion with the bankruptcy court to allow Armstrong to continue making contributions to the Plan. The motion was approved by the bankruptcy court. On October 2, 2006 AWI emerged from Chapter 11. See Note 14 for further discussion of Chapter 11 events.

(a)	Retirement Savings

Separate balances are maintained for contributions made by or on behalf of a participant. The balances in each fund reflect the participants’ contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

Each participant may have up to seven accounts that make up the participant’s total balance:

Sheltered account – Participants can contribute from 1% to 40% of pretax compensation (as defined in the Plan document) as deferred compensation, as permitted under Section 401(k) of the Internal Revenue Code.

Standard account – Participants may contribute from 1% to 10% of after-tax compensation (as defined in the Plan document).

Rollover account – Participants may invest any untaxed amounts rolled over from another tax-qualified, employer-sponsored plan, qualified annuity contracts, tax-deferred annuity plans, governmental deferred compensation plans, and individual retirement arrangements.

Retirement savings match account – This account holds any cash match amount contributed by Armstrong beginning in December 2000. The cash match is determined as follows:

1.	For salaried production employees, if their date of last hire was before January 1, 2005, and they elected to remain in the Armstrong Retirement Income Plan, their company match is shown below. For Armstrong non-production salaried employees, if they are eligible to participate in the Armstrong Retirement Income Plan based on age and years of continuous employment on February 28, 2006, they continue to earn Armstrong Retirement Income Plan pension benefits and they participate in the Plan with the Company match shown below. For all hourly employees, the Company match is also shown below:

•	50% on the first 6% of their Pay to the Sheltered Account

•	Maximum Company Matching Contribution of 3%

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

2.	For all salaried employees, if their date of last hire was on or after January 1, 2005, or their date of last hire was before January 1, 2005, and they elected to participate in the Plan with the enhanced Company match and stop accruing benefits under Armstrong’s Retirement Income Plan, or if they are an AWI non-production salaried employee and they are not eligible to participate in the Armstrong Retirement Income Plan based on their age and continuous employment with the Company on February 28, 2006, the Company match is as follows:

•	100% on the first 4% of their Pay contributed to the Sheltered Account

•	50% on the next 4% of their Pay contributed to the Sheltered Account

•	Maximum Company Matching Contribution of 6%

This account also holds any amount contributed by Armstrong before cash matching contributions were discontinued in 1990 (formerly referred to as the Old Match account).

Age 50 catch-up account – Participants who are age 50 or older may make “catch-up” contributions, subject to the annual limits on catch-up contributions specified in the Internal Revenue Code.

AWP profit sharing account – This account holds discretionary profit sharing money contributed by Armstrong for certain employees.

Tax-deductible account (MIRA) – This account holds any contributions made to the Plan before January 1, 1987. No new contributions can be made to this account.

Participants have an immediate 100% vested interest with respect to their contributions and are fully vested with regard to any AWI contributions in the retirement savings match account attributable to matching contributions made before December 1, 2000. Participants have a 100% vested interest in AWI amounts contributed to their retirement savings match account made on or after December 1, 2000 upon completion of five years of service. On June 25, 2002, the Plan was amended such that all participants actively employed on or after October 1, 2002 will become 100% vested in AWI amounts contributed to their retirement savings match account upon completion of three years of service. Participants who were former participants in the Armstrong Wood Products Salaried Employees’ Profit Sharing Plan, the Hartco Flooring Co. Retirement Savings Plan and the Robbins Hardwood Flooring, Inc. Employees’ Retirement Savings Plan and were hired prior to and actively employed on January 1, 2003 are fully vested with regard to any Armstrong contributions. Participants who were former participants in the Armstrong Wood Products Salaried Employees’ Profit Sharing Plan, the Hartco Flooring Co. Retirement Savings Plan and the Robbins Hardwood Flooring, Inc. Employees’ Retirement Savings Plan but were not actively employed on January 1, 2003 will become vested based upon the requirements of those predecessor plans (maximum vesting period of five years).

(b)	Stock Ownership

The ESOP portion of the Plan has three accounts maintained for each eligible member for contributions and allocations of shares of Armstrong Holdings, Inc. common stock from the Unallocated Armstrong Holdings, Inc. Common Stock Fund. Effective December 1, 2000, all regular contributions and allocations to these accounts ceased. During the 2007 plan year, the ESOP portion of the plan was terminated.

Exchange account – Participants who elected to reduce their pre-tax compensation (as defined in the Plan document) in amounts ranging from 1% to 6% had these contributions credited to an Exchange Account. Contributions to the Exchange Account were invested in Armstrong Holdings, Inc. common stock.

Match account – The Plan matched a portion of the contributions made to the Exchange Account with additional shares of Armstrong Holdings, Inc. common stock. The matching amounts were recorded in participants’ Match Accounts. The match percentage, either 50% or 75%, was determined by the closing stock price on the last day of the allocation period.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

Equity account – Eligible participants also received shares of Armstrong Holdings, Inc. common stock in their Equity Account. The Equity Account was intended to provide a source of funds to replace certain retiree medical benefits which were phased out in conjunction with the adoption of the ESOP.

All participants have a 100% vested interest in the full value of their Exchange Account. Interest in the Equity and Match Accounts vests after five years of service. On June 25, 2002, the Plan was amended such that all participants actively employed on or after October 1, 2002 will become 100% vested in their Equity and Match Accounts upon completion of three years of service.

Amounts forfeited by participants are first used to pay administrative expenses and then to reduce future Armstrong contributions under the Plan. We used $101,944 in the 2007 plan year and $73,915 in the 2006 plan year to pay administrative expenses. In addition, we used $476,352 in the 2007 plan year and $1,658 in the 2006 plan year to reduce Armstrong matching contributions. As of September 30, 2007, we had $55,906 of forfeitures available for future use.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

(b)	Investments in Master Trust

The managed income portfolio is stated at cost, which approximates fair value. The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on quoted market price.

Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date.

Deemed distributions occur when active participants default on their loans. The loans are in default due to failure to make the required repayments or the loans mature and have not been repaid in full.

Employee Stock Ownership Funds

Investments in the Employee Stock Ownership Funds represented shares of Armstrong Holdings, Inc. common stock valued at quoted market price. Cash equivalents were stated at cost, which approximated fair value.

During the plan year ended September 30, 2005, AWI’s Retirement Committee approved the sale of the remaining unallocated Armstrong Holdings Inc. common stock. These shares were sold between December of 2004 and April 2005. The cash proceeds from the sale of these shares were allocated to eligible participant accounts on November 1, 2006.

On May 23, 2007 all Armstrong Holdings Inc. shares remaining in the allocated account were transferred to the Armstrong Holdings, Inc. Common Stock Fund at Fidelity Management Trust Co. (“Fidelity”). Fidelity is now the Trustee of these shares.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

(c)	Expenses

All legal, accounting and most administrative expenses associated with Plan operations are paid by Armstrong.

(d)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments in Master Trust

(a)	Retirement Savings Funds

Assets are held in a Master Trust administered by Fidelity, as Trustee, and are segregated into twenty-five investment funds.

The following is a brief description of the investment funds to which Plan participants may elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

1.	Spartan US Equity Index Fund – This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor’s Composite Index of 500 stocks.

2.	Fidelity Low-Priced Stock Fund – This fund seeks capital appreciation through investments primarily in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. This fund was closed to new investors on July 30, 2004.

3.	Fidelity Managed Income Portfolio II, Class 3 – This fund is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans which is comprised of high-quality fixed income investment contracts issued by insurance companies and other financial institutions.

4.	MSIF Global Value Equity Portfolio – This fund invests in a diversified selection of stocks throughout the world. It seeks to increase the value of the investment over the long term through growth of capital.

5.	Armstrong Holdings, Inc. Common Stock – Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong Holdings, Inc. common stock. Common stock shares held by the fund at September 30, 2007 and 2006 were 1,789,431 and 555,416, respectively. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of AWI An indirect holding in AWI makes up substantially all of the assets of Armstrong Holdings, Inc. As of December 19, 2000, the Plan was amended to eliminate this investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001. Upon AWI’s POR becoming effective on October 2, 2006, all then-current shares of AWI were cancelled, and Armstrong Holdings, Inc. was not entitled to any distribution under the POR in respect of its former equity interest in AWI. In December 2007, Armstrong Holdings, Inc. distributed its assets to shareholders and dissolved. See Note 14 for further information on the distribution and dissolution. On May 23, 2007 all Armstrong Holdings Inc. shares remaining in the ESOP allocated account were transferred to Fidelity Management Trust Co. (“Fidelity”). Fidelity is now the Trustee of these shares.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

6.	Fidelity OTC Portfolio – This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments and tend to be from smaller or newer companies.

7.	Davis New York Venture Fund – This fund invests primarily in stocks of large U.S. companies with a market capitalization of at least $10 billion, with prospects for long-term sustainable growth.

8.	Fidelity Diversified International Fund – This fund invests primarily in common stocks of foreign companies. Foreign investments, especially those in emerging markets, involve greater risk and may offer greater potential returns than U.S. investments.

9.

Goldman Sachs Mid-Cap Value Fund – This fund invests at least 80% of its net assets in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell Midcap® Value Index at the time of investment.

10.	MSIF Trust Value Portfolio – This fund primarily invests in common stocks of companies with capitalizations generally greater than $1 billion at the time of purchase. It emphasizes a value style of investing, seeking well-established companies that appear to be undervalued and currently are not being recognized in the market place.

11.	Fidelity Equity Income Fund – This fund has a primary objective of seeking reasonable income levels by investing at least 80% of total assets in income producing equity securities, which tends to lead to investments in large cap “value” stocks. The fund may also invest in other types of equity securities and debt securities, including lower-quality debt securities.

12.	Fidelity Intermediate Bond Fund – This fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/Credit Bond Index is used as a guide in structuring the fund and selecting the investments.

13.	Fidelity Freedom 2010 Fund – This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2008-2012.

14.	Fidelity Freedom 2015 Fund – This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2013-2017.

15.	Fidelity Freedom 2020 Fund – This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2018-2022.

16.	Fidelity Freedom 2025 Fund – This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2023-2027.

17.	Fidelity Freedom 2030 Fund – This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2028-2032.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

18.	Fidelity Freedom 2035 Fund – This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2033-2037.

19.	Fidelity Freedom 2040 Fund – This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2038-2042.

20.	Fidelity Freedom 2045 Fund – This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2043-2047.

21.	Fidelity Freedom 2050 Fund – This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2048-2052.

22.	Fidelity Freedom Income Fund – This fund seeks high current income and, as a secondary objective, capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds using a moderate allocation strategy designed for investors already in retirement.

23.	Rainier Small/Mid-Cap Equity I Portfolio – This fund seeks a high total return by investing primarily in small and mid-sized equity securities, ranging from approximately $100 million to $12 billion in market capitalization.

24.	Neuberger Berman Fasciano Investment Fund – This fund seeks a high total return by investing in small cap companies with market capitalization of less than $1.5 billion that have the potential for increased earnings, using both the value and growth oriented investment approach.

25.	Fidelity Capital Appreciation Fund – This fund seeks a high total return by investing primarily in common stocks. The fund may invest in securities of domestic and foreign issuers. At any given time, the fund may contain “growth” stocks or “value” stocks, or a combination of both types.

Participant loans represent the unpaid principal balances of loans to Plan participants in accordance with established loan provisions of the Plan. At September 30, 2007 and September 30, 2006 the interest rates ranged between 4.00% and 9.5%.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

The following table presents the estimated fair values of the Plan’s investments in the Master Trust at September 30, 2007 and 2006 (see also Note 11):

Investment	September 30, 2007	September 30, 2006
* Spartan US Equity Index Fund	$40,872,049	$38,354,893
Davis New York Venture Fund	66,727,423	61,140,293
* Fidelity Low-Priced Stock Fund	19,130,363	17,190,603
MSIF Global Value Equity Portfolio	4,932,605	3,769,079
* Fidelity Diversified International Fund	19,517,709	13,866,418
* Fidelity OTC Portfolio	17,509,111	14,187,467
Rainier Small/Mid-Cap Equity I Portfolio	9,606,790	6,274,944
NB Fasciano Investment Fund	742,412	836,378
* Fidelity Capital Appreciation Fund	4,145,013	3,616,135
Goldman Sachs Mid-Cap Value Fund	18,852,747	16,003,086
MSIF Trust Value Portfolio	5,508,311	5,128,145
* Fidelity Equity Income Fund	10,448,761	8,574,791
* Fidelity Intermediate Bond Fund	6,674,156	5,449,903
* Fidelity Freedom 2010 Fund	13,793,665	11,793,904
* Fidelity Freedom 2015 Fund	1,872,469	213,628
* Fidelity Freedom 2020 Fund	17,229,328	13,391,993
* Fidelity Freedom 2025 Fund	1,754,496	153,958
* Fidelity Freedom 2030 Fund	7,727,400	4,228,629
* Fidelity Freedom 2035 Fund	1,252,489	171,480
* Fidelity Freedom 2040 Fund	3,293,179	1,796,417
* Fidelity Freedom 2045 Fund	668,562	44,914
* Fidelity Freedom 2050 Fund	212,876	9,615
* Fidelity Freedom Income Fund	2,038,413	2,040,279

Total shares of registered investment companies	274,510,327	228,236,952
* Fidelity Managed Income Portfolio II, Class 3	126,665,301	133,785,683
• Armstrong Holdings, Inc. Common Stock	1,127,342	91,644
Participant loans	5,588,728	4,932,406

Total investment in Master Trust	$407,891,698	$367,046,685

*	Parties-in-Interest

•	Plan Sponsor

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

The amounts of net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held, during the year) of the Master Trust for the years ended September 30, 2007 and 2006 are presented below (see also Note 11):

Investment	2007	2006
Spartan US Equity Index Fund	$5,340,556	$3,328,624
Fidelity Magellan Fund	—	2,080,667
Davis New York Venture Fund	8,814,379	3,491,169
Fidelity Low-Priced Stock Fund	1,802,955	(410,738)
MSIF Global Value Equity Portfolio	459,762	242,636
Armstrong Holdings, Inc. Common Stock	193,348	(1,364,568)
Fidelity Overseas Fund	—	365,767
Fidelity Diversified International Fund	2,975,990	1,033,557
Fidelity OTC Portfolio	4,439,576	903,784
Rainier Small/Mid-Cap I Fund	2,094,064	8,538
NB Fasciano Investment Fund	38,497	(46,899)
Fidelity Capital Appreciation	567,460	(2,841)
MSIF Trust Mid Cap Value Portfolio	—	467,452
Goldman Sachs Mid-Cap Value Fund	1,647,767	341,228
MSIF Trust Value Portfolio	(40,501)	213,021
Fidelity Equity Income Fund	703,514	638,668
Fidelity Intermediate Bond Fund	(74,846)	(29,754)
Fidelity Freedom 2010 Fund	782,327	373,795
Fidelity Freedom 2015 Fund	82,067	1,512
Fidelity Freedom 2020 Fund	1,239,155	572,609
Fidelity Freedom 2025 Fund	87,641	1,367
Fidelity Freedom 2030 Fund	582,459	148,886
Fidelity Freedom 2035 Fund	71,978	2,858
Fidelity Freedom 2040 Fund	256,112	78,019
Fidelity Freedom 2045 Fund	41,411	300
Fidelity Freedom 2050 Fund	14,126	65
Fidelity Freedom Income Fund	36,256	22,251

Net appreciation in fair value of investments	$32,156,053	$12,461,973

(b)	Stock Ownership Funds

According to the terms of the trust agreement between JPMorgan Chase Bank (“the ESOP Trustee”) and AWI, the ESOP Trustee manages a trust fund that has been created under the Plan and has been granted authority to purchase and sell Armstrong Holdings, Inc. common stock as is necessary to administer the Plan in accordance with its terms. On May 23, 2007 all Armstrong Holdings Inc. shares remaining in the allocated account were transferred to Fidelity Management Trust Co. (“Fidelity”). Fidelity is now the Trustee of these shares.

	May 22, 2007	September 30, 2006
Shares held in the Allocated Armstrong Holdings, Inc. Stock Fund	1,420,795	1,597,761
Quoted market price per share	$0.64	$0.165
Net appreciation (depreciation) appreciation in fair value during the year	$703,285	($3,817,757)

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

(4)	Armstrong Contributions

Armstrong matches in cash, a designated percentage of each employee’s pre-tax contribution into the Sheltered Account.

(5)	Guaranteed ESOP Notes and Loans Due Plan Sponsor

The shares of Armstrong Holdings, Inc. common stock held in the Plan’s Stock Ownership Accounts were purchased from Armstrong from the proceeds of the sale of Guaranteed ESOP notes in a total principal amount of $270,000,000 in 1989. AWI guaranteed the payment of principal and interest on the notes. The notes were scheduled to be repaid in semi-annual installments with interest per annum at 8.35% on the Series A Guaranteed Serial ESOP Notes due 1989-2001 and 8.92% on the Series B Guaranteed Serial ESOP notes due 2001-2004. At September 30, 2000, the principal amounts of the Guaranteed ESOP notes for Series A and Series B were $22,115,150 and $120,043,000, respectively. On November 22, 2000, AWI failed to repay $50,000,000 in commercial paper that was due. As a result, the Plan’s remaining principal balance of $142,158,150 and unpaid interest became immediately payable along with a $15,458,029 interest and tax penalty. As discussed in Note 1, AWI filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code on December 6, 2000. On December 15, 2000, the Plan failed to make the scheduled principal and interest payment and, in light of AWI’s Chapter 11 filing, AWI was not permitted to comply with its guarantee to pay such amounts. From December 15, 2000 through September 30, 2006 no debt service payments were made and interest on unpaid principal, interest, and penalty accrued at contractual gross-up interest rates, 10.61% for the Series A notes and 11.32% for the Series B notes, plus 2% as stipulated in the ESOP notes. After AWI’s Chapter 11 filing, such interest amounts are not recorded on AWI’s financial statements. None of the Plan’s assets have been pledged as collateral for the Guaranteed ESOP notes. In connection with the Chapter 11 Case, proofs of claim representing claims against AWI under its guarantee of the ESOP Loans were filed and allowed by the Court. The ESOP Guarantee Claims were treated as General Unsecured Claims and received initial distributions under the POR commencing on October 17, 2006. Pursuant to the POR, AWI’s guaranty of the ESOP Loans, including all interest and tax penalties and accrued interest, has been cancelled. Except for the right to receive distributions under the POR, holders of the notes evidencing the ESOP Loans effectively have no further recourse. See Note 14 for additional discussion of Chapter 11 events and AWI’s emergence from bankruptcy.

The sources of cash used to repay the Plan’s debt were employee contributions, employer contributions, and dividends on unallocated shares. Currently, there are no employee or employer contributions being made to the ESOP portion of the Plan. On December 12, 2003 the Plan was amended to prohibit the future use of employee contributions to repay the Plan’s debt. In addition, Armstrong Holdings Inc. has not declared any dividends since July 2000.

(6)	Benefits

(a)	Retirement Savings Accounts

Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant’s account is payable (i) in a lump sum or (ii) in the case of retirement, partial disbursements are allowed.

In addition, an active employee may elect to withdraw all or any part of his account attributable to after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pre-tax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employees shall be ineligible to make contributions for a 6 month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts.

Under the rules of the Plan, the participant may borrow up to the lessor of 50% of his vested balance or $50,000. The money borrowed must come from the Sheltered, Age 50 catch-up, Rollover, Standard, AWP profit sharing or Retirement Savings Match Accounts. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

Interest rates are determined periodically by the Retirement Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator. AWI officers are restricted from receiving loans through the Plan.

(b)	Stock Ownership Accounts

Upon death or any other separation from service from Armstrong, participants or their beneficiaries were entitled to receive a distribution of their vested account balances. Distributions were in the form of a lump sum cash payment or, upon request, Armstrong Holdings, Inc. common stock.

(7)	Obligation for Benefits

All the funds of the Plan are held by investing institutions appointed by AWI under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. Armstrong has no legal obligation to make any direct payment of benefits accrued under the Plan. Neither AWI nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit thereunder. Although AWI has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee’s account will be distributed as the Plan Administrator directs.

(8)	Eligibility

All salaried employees of AWI or any participating affiliated company which adopts this plan are eligible to participate in the Plan except for foreign nationals and leased employees. In addition, certain hourly employees are eligible to participate, including those employees in a collective bargaining unit where the collective bargaining agent for that unit agrees to coverage under the Plan. Eligible participants who leave AWI and are later reemployed can resume participation in the Plan on the date of rehire.

(9)	Diversification

Although the Plan allows all participants, regardless of age and vested status, to fully diversify their ESOP accounts, certain participants were precluded from diversifying Armstrong Holdings Inc. common stock because of AWI’s Chapter 11 proceedings.

(10)	Federal Income Taxes

The Internal Revenue Service issued its latest determination letter on November 25, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator and the Plan’s qualified tax adviser, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

(11)	Master Trust Agreement

The Plan established a Master Trust Agreement with Fidelity Management Trust Company whereby the Plan assets held by Fidelity Management Trust Company are commingled and invested with the assets of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. and the Bonus Replacement Retirement Plan of Armstrong World Industries, Inc. Separate accounting for each plan under the Master Trust Agreement is maintained. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 2007 and 2006:

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

	September 30, 2007		September 30, 2006
	Cost	Fair Value	Cost	Fair Value
Armstrong Holdings, Inc. Common Stock	$64,059,984	$1,328,864	$12,260,866	$159,420
Investments in registered investment companies	267,209,270	313,079,620	231,382,945	262,270,568
Investment in common/collective trusts	167,915,457	167,915,457	179,705,798	179,705,797
Participant loans	8,224,841	8,224,841	7,537,837	7,537,837

Total investments in Master Trust	$507,409,552	$490,548,782	$430,887,446	$449,673,622

Plan’s interest in Master Trust	$425,782,996	$407,891,698	$346,769,700	$367,046,685
Plan’s percentage in Master Trust	83.9%	83.2%	80.5%	81.6%

During 2007 and 2006, the Master Trust’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2007	2006
Net appreciation in Master Trust	$36,730,707	$13,747,621
Allocated net appreciation in Master Trust	$32,156,053	$12,461,973

During 2007 and 2006, interest and dividends in the Master Trust were as follows:

	2007	2006
Interest and dividends in Master Trust	$18,802,416	$17,050,857
Allocated interest and dividends from investment in Master Trust	15,411,080	13,783,452

All of the above information was certified as complete and accurate by Fidelity Management Trust Company at September 30, 2007 and 2006 and for the years then ended.

(12)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(13)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Total assets invested in Fidelity-managed funds were $294,805,340 at September 30, 2007 and $268,870,710 at September 30, 2006.

(14)	Armstrong World Industries’ Emergence from Bankruptcy

On October 2, 2006 (the “Effective Date”), Armstrong World Industries’ (“AWI”) plan of reorganization, which was confirmed by order dated August 18, 2006, became effective, and AWI emerged from Chapter 11. The following summarizes the events in its Chapter 11 case that led to AWI’s emergence.

Plan of Reorganization and Disclosure Statement

On November 4, 2002, AWI filed a plan of reorganization with the Bankruptcy Court. Subsequently, AWI filed several amendments to the plan, along with various exhibits. The Fourth Amended Plan of Reorganization was filed on May 23, 2003. This plan, as so amended and as modified through May 23, 2006, was confirmed by the U.S. District Court for the District of Delaware (the “Court”) on August 18, 2006. The plan, as confirmed, is referred to in this report as the “POR”. Pursuant to the POR, upon emergence from Chapter 11 on October 2, 2006, AWI’s existing shares were cancelled and new common shares of reorganized Armstrong and cash were issued to its unsecured creditors and to the Armstrong World Industries, Inc. Asbestos Personal Injury

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

Settlement Trust (the “Asbestos PI Trust”), which was established under the POR for the benefit of AWI. AWI continued to conduct its existing lines of business with a reorganized capital structure under which, among other things, its current and future asbestos-related personal injury claimants, in full satisfaction of their claims against AWI.

Matters Concerning Armstrong Holdings, Inc.

Armstrong Holdings, Inc. (“AHI”) was a Pennsylvania corporation and was the publicly held parent holding company of AWI. AHI’s only operation was its indirect ownership, through Armstrong Worldwide, Inc., of all of the capital stock of AWI. Upon AWI’s POR becoming effective on October 2, 2006, all then-current shares of AWI were cancelled, and AHI was not entitled to any distribution under the POR in respect of its former equity interest in AWI.

AWI’s Chapter 11 Plan contemplated that AHI would dissolve following AWI’s emergence from Chapter 11 reorganization. The Armstrong Holdings Board of Directors evaluated what future action was in the best interests of AHI, including the matter of dissolution and an evaluation of its assets, obligations and tax position. The Board, at a meeting on May 8, 2007, determined that it is in the best interests of shareholders to dissolve, and approved a plan of dissolution. The proposed plan of dissolution was submitted to shareholders and was approved at a special shareholder meeting on July 18, 2007. On November 16, 2007, AHI announced its timetable for dissolution including distribution of net assets to shareholders. See Note 12 for further information on the dissolution and distribution.

Common Shares

AWI’s new common shares began trading on the New York Stock Exchange on October 10, 2006 under the ticker symbol “AWI”. Through December 5, 2007, AHI’s common shares continued to trade in the over-the-counter (OTC) Bulletin Board under the ticker symbol “ACKHQ”. Shares held in the Plan traded under the ticker symbol “ACKHQ.”

Cancellation of ESOP Notes

In connection with the Chapter 11 Case, proofs of claim representing claims against AWI under its guarantee of the ESOP Loans were filed and allowed by the Court. The ESOP Guarantee Claims were treated as General Unsecured Claims and received initial distributions under the POR commencing on October 17, 2006. Pursuant to the POR, AWI’s guaranty of the ESOP Loans has been cancelled. Except for the right to receive distributions under the POR, holders of the notes evidencing the ESOP Loans effectively have no further recourse.

(15)	Subsequent Events

On November 16, 2007, AHI, the former parent company of AWI, announced its timetable for dissolution including distribution of net assets to shareholders. December 5, 2007 was the record date for shareholders entitled to receive a final distribution of the AHI’s net assets. On December 12, 2007, the distribution agent, American Stock Transfer & Trust Company, distributed the assets to shareholders. Following this distribution, AHI filed Articles of Dissolution with the Commonwealth of Pennsylvania and ceased to exist. The Company’s net assets for distribution totaled approximately $28 million, which was divided pro-rata per share among the holders of the 40,551,975 outstanding shares of AHI common stock. This amounted to a distribution of approximately $0.69 per share. Of the 40,551,975 outstanding shares, 1,789,431 shares were part of the Plan as of September 30, 2007. Shareholders who held AHI stock in their Plan accounts received the distribution in their accounts and their AHI holdings were cancelled after the distribution.